Exhibit 99.1

Medigus Announces Third Quarter 2017 Financial Results

OMER, Israel, November 24, 2017 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and direct visualization technology, today announced financial results for the third quarter ended September 30, 2017.

“In recent months, we have announced progress across key areas of our development strategy, including broadening the availability of our flagship MUSE™ system with leading multinational distributors,” said Chris Rowland, CEO of Medigus. “We are positioned to enter 2018 with positive momentum as we drive our development and clinical programs forward.”

Recent Highlights:

●	In July, the company expanded the distribution agreement with China’s Golden Grand (Shanghai Golden-Grand-Medical Instruments Ltd.), a leading national distributor of medical devices, which requires Golden Grand to commit to a minimum purchase of $27 million worth of the MUSE™ system over a period of five years, replacing the former distribution agreement of $17 million over the course of four years

●	In July, the company also entered into distribution agreements with Spain’s Izasa Hospital, S.L.U., and Switzerland and Liechtenstein’s ADMEDICS AG (Advanced Medical Solutions AG), requiring a minimum purchase order of EUR 1.4 million and EUR 1.8 million, respectively, over the course of five years

●	In October, the company received its first purchase order for the MUSE™ system in Spain, from Izasa Hospital, S.L.U., a distributor of medical products in the hospital sector

Financial Results for the Third Quarter 2017:

●	Revenues for the three months ended September 30, 2017, were $117,000, a decrease of 14%, compared to the three months ended September 30, 2016

●	Research and development expenses for the three months ended September 30, 2017, were $654,000, a decrease of 8%, compared to the three months ended September 30, 2016

●	Sales and marketing expenses for the three months ended September 30, 2017, were $159,000, a decrease of 54%, compared to the three months ended September 30, 2016

●	General and administrative expenses for the three months ended September 30, 2017, were $490,000, a decrease of 51% compared to the three months ended September 30, 2016

●	Operating loss for the three months ended September 30, 2017, was $1,255,000, compared to $1,947,000 in the three months ended September 30, 2016

●	Loss from changes in fair value of warrants issued to investors for the three months ended September 30, 2017, was $92,000, a decrease of $100,000 compared to the three months ended September 30, 2016

●	Total loss for the three months ended September 30, 2017, was $1,342,000, compared to $1,899.000 loss in the three months ended September 30, 2016

●	Net cash used in operating activities was $1,200,000 for the three months ended September 30, 2017, compared to net cash used in operating activities of $1,900,000 for the corresponding 2016 period

●	As of November 23, 2017, Medigus had approximately $5.2 million in cash and cash equivalents and short term deposits

For detailed financial statements, please follow the link: http://www.medigus.com/investor-relations/financial-reports

About Medigus

Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Medigus is the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. Medigus makes persistent efforts to gain MUSE adoption in key markets in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

MEDIA CONTACT:

Chantal Beaudry

Lazar Partners Ltd.

212-867-1762

cbeaudry@lazarpartners.com

INVESTOR RELATIONS (Israel):

Iris Lubitch/ Noam Yellin

SmarTeam

972-3-6954333

Iris@Smartteam.co.il
Noam@Smartteam.co.il